Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Income Statement
For the Twelve months ending December 31, 2019, and 2018
Unaudited

		January 1, 2019 to December 31, 2019			January 1, 2018 to December 31, 2018
Gross Sales	$	226,392		$	250,022
Less: Returns		16,143			17,339
Net Sales	**$**	**210,248**		**$**	**232,683**
Total Orders		*3,782*			*5,297*
AOV	*$*	*60*		*$*	*47*
Cost of Goods Sold		87,800			116,509
Gross Profit		**122,448**	**58%**		**116,174**
Expenses					
Sales & Marketing		94,172			64,680
Shipping & Delivery Expense		47,947			56,185
General, & Admin		43,354			34,281
Development Costs		705			219
Total Expenses		**186,177**			**155,365**
Earnings (Loss) Before Interest and Taxes		**(63,729)**			**(39,191)**
Interest Expense		2,494			3,887
Tax Expense		-			-
Net Income (Loss)	**$**	**(66,223)**		**$**	**(43,078)**